Airware Labs Corp.

7377 E. Doubletree Ranch Rd., Suite 260

Scottsdale, AZ 85258

April 5, 2016

Mr. Martin James, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Airware Labs Corp.
Form 10-K for the fiscal year ended September 30, 2015
Filed March 4, 2016
File No. 000-54730

Dear Mr. James:

Airware Labs Corp., a Delaware corporation (the “Company”), has received and reviewed your letter dated March 29, 2016, pertaining to Company’s Form10-K for the year ended September 30, 2015 as filed with the Securities & Exchange Commission (the “Commission”) on March 4, 2016 (the “Filing”), File No. 000-54730.

Specific to your comments, please find our responses below. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated March 29, 2016.

Form 10-K for the Fiscal Year Ended September 30, 2015

Item 9A: Controls and Procedures, page 40

1.	Please provide management’s report on the registrant’s internal control over financial reporting, in an amended filing, as required by Item 308(a) of Regulation S-K

Response: We have amended the filing accordingly.

Changes in Internal Control and Financial Reporting, page 40

2.	If your disclosure was in response to Item 308(c) of Regulation S-K, please note that you are required to disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or 15d-15 that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure accordingly.

Response: We have amended the filing accordingly.

In connection with the Company’s responding to the comments set forth in the March 29, 2016 letter, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Jeffrey Rassas

Jeffrey Rassas

CEO and President